AJ Montgomery
CEO & Co-Founder



Contact Information

Email:
ajm@accrewmoney.com

LinkedIn:
https://www.linkedin.com/in/aj-montgomery-049a9621/

Skills

Verbal Communication

Written Communication

Presentation

Financial Analysis

Sales

Marketing

Product Development

A storyteller inspired to bring the light of DeFi to everyone's phone by sidestepping middlemen to provide the best financial services, yields, and rewards. All possible by a mantra of collective vision, inspiration, and empowerment of the team and its users.

Experience

Present - 1-2021

CEO & Co-Founder
Accrew

CEO & Co-Founder of Accrew, the member-owned mobile bank, empowers its members as shareholders and returns company profits in the form of crypto equity. Our mission is to bridge the gap between centralized finance and DeFi to provide better financial services direct to the consumer.

9-2020 - 6-2019

Sales Director
Investor Cash Management (ICM)

Business Developer of ICM's white labelled Cash Management Accounts. Collaborative engagement with RIAs, Asset Managers, and TAMPs to develop a custom product, including a branded debit card, mobile application, and web portal for partners and their clients.

6-2019 - 7-2016

Regional Vice President
Zacks Investment Management

External Wholesaler providing SMA and mutual fund solutions for financial advisors and their clients. Experienced in covering all institutional and independent broker dealers throughout Northern California and the Pacific Northwest. Increased SMA business by 70% and mutual fund business by 430% from predecessor.

7-2016 - 5-2013

Internal Wholesaler
Zacks Investment Management

Inside sales supporting external wholesalers by initiating sales contacts, setting meetings, and providing sales presentations and/or consultations. Territories included the Southeast and Mid-Atlantic.

Education

10-2020 - 3-2021

UC Berkeley
Tech Project Management Bootcamp

2010-06 - 2006–08

Grand Valley State University
Double BS in Finance & Economics

Additional Activities

Present – 1-2016

Toastmasters
Club officer board member of Michigan Avenue Toastmasters

Certificates

2-2012 — *Series 7*

11-2012 — *Series 65*

7-2016 — *CFA Level 1*